[Mission West Letterhead]



                                                                 ______ __, 1998

Dear Shareholder:

You are cordially invited to attend a Special Meeting of Shareholders of Mission West Properties ("Mission West") to be held on ______ __, 1998, at 9:00 a.m., Pacific Standard Time, at 10050 Bandley Drive, Cupertino, California (the "Mission West Special Meeting").

At the Mission West Special Meeting, you will be asked to approve the reincorporation of Mission West in the State of Maryland which intends to become a real estate investment trust ("REIT") for federal income tax purposes for the 1998 tax year, as well as certain other transactions intended to effectuate Mission West's desire to become actively engaged in the business of owning and operating real estate as a self-administered, self-managed and fully integrated REIT including:

o Approval of the sale of 6,495,058 shares of Mission West's common stock for $4.50 per share to a group of accredited investors.

o Ratification of Mission West's becoming the sole general partner and acquiring an approximately 12.11% interest in each of four existing limited partnerships (the "Operating Partnerships"), of which I and my family and affiliates own approximately 83% of the total partnership interests as limited partners.

o Approval of the acquisition by Mission West of the right to acquire, through the Operating Partnerships, certain commercial R&D pending building developments consisting of approximately 1.02 million rentable square feet from my family, affiliates and me for cash or additional limited partnership interests, at our option.

o Approval of the acquisition of an option with respect to future developments on land currently held by my family, affiliates and me.

o The issuance of up to 93,398,705 shares of Common Stock issuable upon the redemption or exchange of 93,398,705 units of limited partnership interests held by or issuable to the limited partners in the Operating Partnership, including 33,919,072 units issuable upon the acquisition of the pending development projects mentioned above.

o Approval of the Company's merger with its wholly owned subsidiary Mission West Properties, Inc., a Maryland corporation.

Your Board of Directors believes that all of these transactions are fair to, and in the best interests of, Mission West and its shareholders. The Board has unanimously approved the transactions and unanimously recommends that you vote in favor of the related proposals submitted to the shareholders.

The accompanying Proxy Statement/Prospectus provides detailed information concerning the transactions, the reasons for your Board of Directors' recommendation and certain additional information, including, without limitation, the information set forth under the heading "RISK FACTORS," which describes, among other items, potential adverse effects for the Mission West shareholders. We urge you to carefully consider all of the information in the Proxy Statement/Prospectus. It is important that your shares of Mission West common stock be represented at the Mission West Special Meeting, regardless of the number of shares you hold. Therefore, please complete, sign, date and return your proxy card as soon as possible, whether or not you plan to attend the Mission West Special Meeting. This will not prevent you from voting your shares in person if you subsequently choose to attend the Mission West Special Meeting.

                               Sincerely,



                               Carl E. Berg
                               Chairman of the Board